JPMORGAN TRUST II

270 Park Avenue

New York, NY 10017

May 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re:	JPMorgan Trust II

Request for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form N-14

File No. 333-221880

Ladies and Gentlemen:

This letter is to request the withdrawal (pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”)), of the Trust’s Post-Effective Amendment No. 1 (the “Amendment”) (Accession No. 0001193125-18-122094) on Form N-14 filed via EDGAR on April 19, 2018, which was filed under the wrong registration file number. The Amendment was inadvertently filed under registration file number 333-221880 when it should have been filed under registration file number 333-219123. The Amendment was subsequently re-filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2018 under the correct registration file number (Accession No. 0001193125-18-143523).

Based upon the foregoing, the Trust respectfully requests that the SEC accept this application for withdrawal of the Amendment filed on April 19, 2018. No securities were sold in connection with the Amendment, which was only filed in order to file the final tax opinion for the reorganization covered by the Form N-14.

No fees are required in connection with this filing. If you have any questions relating to this filing, please contact the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary